111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com

December 21, 2018

VIA EDGAR

Jeff Gabor

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vericity, Inc.

DRS Registration Statement on Form S-1

Submitted confidentially on December 4, 2018

CIK No. 0001575434

Dear Mr. Gabor:

On behalf of Vericity, Inc. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated December 17, 2018, related to the above-referenced draft Registration Statement, which was submitted confidentially on December 4, 2018 (the “DRS”).

In response to the comments in the Staff’s letter, the Company has revised the DRS and together with this response letter is submitting via EDGAR Draft No. 4 of the DRS (the “Amended DRS”) on a confidential basis.

The Company has reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and has provided the Company’s response immediately below each comment. Page references in the Company’s responses are to the prospectus included in the Amended DRS. The responses provided herein are based on information provided to Locke Lord LLP by the Company.

Atlanta | Austin | Boston | Chicago | Cincinnati | Dallas | Hartford | Hong Kong | Houston | London | Los Angeles

Miami | New Orleans | New York | Princeton | Providence | San Francisco | Stamford | Washington DC | West Palm Beach

Securities and Exchange Commission

December 21, 2018

DRS/A Submitted December 4, 2018

Cover Page

1.

Please revise the first paragraph of the cover page to disclose: (1) that the offering proceeds may not be invested in the company but may be used to pay a the special dividend, including that maximum amount of the proceeds that could be used for this purpose; (2) that all investors may be eligible for a special dividend; and (3) the maximum potential per share special dividend assuming your risk based capital continues to comply with the minimum capital surplus requirements.

Response: We have revised the third paragraph on the cover page to disclose that a portion of the net offering proceeds may not be invested in the Company but may be used to pay a special dividend, and that all investors in this offering who remain stockholders on the record date for payment of a special dividend, if one is declared, would be eligible to receive the special dividend.

Although you have requested that the Company project the maximum potential per share special dividend “assuming [its] risk based capital continues to comply with the minimum capital surplus requirements,” we note that each of the risk based capital and minimum capital surplus requirements discussed in the prospectus are applicable only to Fidelity Life, the Company’s insurance subsidiary. The capital needs assessment that will be conducted within six months of the closing of the offering will take into account the projected operating capital needs of Vericity, Inc., the holding company, Fidelity Life, the insurance company, and Efinancial, the Company’s call-center based insurance agency.    Therefore, the Company does not believe it is appropriate to project a potential special dividend taking into account only the regulatory capital requirements of one subsidiary and ignoring the many other elements and variables that will contribute to the overall assessment of the operating capital needs of the consolidated enterprise. In addition, as noted below in the response to comment 2, Fidelity Life’s statutory capital and surplus is well in excess of the minimum statutory capital and surplus requirement under Illinois law, such that compliance by Fidelity Life with that requirement will not be germane to the determination of excess capital, if any, at the holding company.

For the reasons discussed in our response letter dated December 4, 2018, the Company is unable to determine the maximum amount of any potential special dividend that might be declared until completion of the capital needs assessment, which, per the terms of the standby stock purchase agreement, will be undertaken and completed within six months following completion of the offering. The Company continues to believe that disclosure of such a guestimate is not required by Item 504 of Regulation S-K. The Company further believes that the production of such a guestimate solely for the purpose of the prospectus would pre-empt the capital needs assessment process previously agreed to between the Company and the standby purchaser and potentially invade the province of

Securities and Exchange Commission

December 21, 2018

the board of directors of Vericity, Inc. as it will be constituted following the offering. The parties have committed to the capital needs assessment process for the determination of the operational needs of the companies but have not committed to the payment of a special dividend in any pre-determined amount.

Use of Proceeds, page 33

2.

We note your response to prior comment 2 and note that the standby purchase agreement provides that within six months of the closing of this offering, you must complete a capital needs assessment to project the amount of capital needed to support adequate capital levels and may make a special dividend to stockholders to the extent that your risk based capital exceeds the minimum capital and surplus requirements. Additionally, we note that as of December 31, 2017, your risk based capital exceeded the minimum and capital surplus requirements by $2 million. Please revise your disclosure to quantify the maximum amount of the special dividend assuming you continue to comply with the minimum capital and surplus requirements and quantify the minimum capital and surplus deficit that would result an inability to pay a special dividend. Quantify the special dividend per share assuming you continue to have a $2 million surplus when the capital needs assessment is completed based on the minimum number of shares and the maximum number of shares are sold.

Response: Please see our response to comment 1 above.

In reference to your statement that, as of December 31, 2017, the Company’s “risk based capital exceeded the minimum and capital surplus requirements by $2 million” we have reviewed our disclosure and are unable to find such a reference in the document. If you are referring to the $1.5 million minimum statutory capital and surplus required to be maintained by Fidelity Life under Illinois law, as referenced on page 17 of the Amended DRS, the Company notes that Fidelity’s Life’s statutory capital and surplus as of September 30, 2018 was well in excess of the legal minimum. As a result, compliance by Fidelity Life with the legal minimum statutory capital and surplus requirement of $1.5 million would not, of itself, bear on the amount of a potential special dividend that might be paid by Vericity, Inc. from the net proceeds of the offering.

However, in order to provide investors with further information on the potential impact on the net proceeds available to the Company in the event a special dividend is declared, the Company has provided additional tabular disclosure in the Use of Proceeds sections on pages 11 and 34 showing net proceeds at the minimum and maximum offering amounts, taking into account hypothetical special dividend distributions of $2.00, $4.00, $6.00 and $8.00 per share. The added disclosure states that this information is provided solely for illustrative purposes and does not represent a commitment regarding the payment of a special dividend in any amount, including the amounts shown. Rather, the information is intended to provide potential investors with examples of the net proceeds that would remain in the Company after payment of a special dividend at the levels shown.

Securities and Exchange Commission

December 21, 2018

In order to clarify that the capital needs assessment is not solely focused on minimum statutory capital requirements, the disclosure on pages 11, 31, 34, and 36 has been revised to refer to “operating capital needs” rather than “capital requirements.”

Apex Holdco Equity Incentive Plan, page 126

3.

We note your response to prior comment 4 and we disagree with your belief that the EI Plan is not required to be filed. Specifically, we note that the general partner of the standby purchaser may grant awards to employees, directors and service providers, entitling holders to participate in the appreciation in value of the standby purchaser. Given your statement that the plan is intended to align the interests of the participants with those of your stockholders and to promote employee retention and ownership, it is clear that the EI Plan is a compensation plan pursuant to Item 402(a)(6)(ii)-(iii). As a compensation plan, the EI Plan is required to be filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K. Please note that Item 601(b)(10)(iii)(A) does not distinguish between agreements between compensation plans in which the registrant is a party and compensation plans in which another party is providing compensation to the registrant’s employees.

Response: In accordance with Item 601(b)(10)(iii)(A) of Regulation S-K, we have filed the EI Plan as an exhibit to Draft No. 4 of the DRS.

4.

We note your indication that the EI agreement does not present conflicts of interest. Please describe the affiliations and agreements between Apex Holdco L.P., Apex Holdco GP LLC and J.C. Flowers & Co. LLC, including the identification of individuals who serve in management roles in more than one of these entities. Please also explain your statement that the EI Plan is intended to promote the long-term growth and profitability of the standby purchaser.

Response: We note that the Company has disclosed on pages 7 and 96 the affiliations among Apex Holdco L.P., Apex Holdco GP LLC and J.C. Flowers & Co. LLC. Notably, the disclosure states that the standby purchaser, Apex Holdco L.P., is managed by Apex Holdco GP LLC, its general partner, and that Apex Holdco GP LLC is an affiliate of J.C. Flowers & Co. LLC. Given the level of disclosure in the prospectus regarding J.C. Flowers & Co. LLC and the affiliations described above, the Company believes further detail regarding common members of management in the organizational corporate structure of a potential Company shareholder is not material to a potential investor’s decision of whether or not to purchase shares of Vericity, Inc. in the offering. Therefore, we have not provided further disclosure on this point.

Securities and Exchange Commission

December 21, 2018

The Company believes the EI Plan will promote the long-term growth and profitability of the standby purchaser because the standby purchaser is expected to have an ownership stake in the Company and, under the terms of the standby stock purchase agreement, is required to hold its shares until all of the shares of the Company are sold to a third party. As such, the positive performance of the Company should positively impact the Company’s stock price, which will promote the long-term growth and profitability of all stockholders, including the standby purchaser.

Condensed Consolidated Balance Sheet of Members Mutual Holding Company, page F-2

5.

Please address the following regarding your various disclosures that you plan to conduct a capital needs assessment within six months following the closing of this offering. You disclose that if you determine that the amount of capital at Vericity is in excess of the capital requirements, you may recommend for the board of directors to declare a special cash dividend.

•

To the extent a planned distribution to owners, regardless of whether it has been declared or whether it will be paid from proceeds, is not reflected in the latest balance sheet but would be significant relative to reported equity, a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) should be presented alongside the historical balance sheet in the filing. Otherwise, tell us how you determined that such disclosure is not appropriate at this time. As part of your support, clearly identify the stage of your capital planning and the likelihood that you will issue a special dividend. Identify any parameters or targets for the special dividend in your current planning.

•	Similarly revise to add separate columns for your pro forma balance sheet on page 39.

•

If a distribution to owners, regardless of whether it is declared or whether it is reflected already in the balance sheet, is to be paid out of proceeds of the offering rather than from the current year’s earnings, pro forma per share data should be presented (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings) in addition to historical EPS. The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. Please revise your interim and annual historical statements of operations on pages F-3 and F-29, or tell us how you determined such disclosure is not appropriate.

•	Similarly revise to add separate columns for your pro forma income statements on page 40.

Response: We note that the comment above is derived from Financial Reporting Manual Section 3420.1, which specifically relates to distributions to or from major shareholders at or prior to the closing of an IPO. In this case, the determination of whether or not a special dividend will be declared will not occur at or prior to the closing of the IPO, but rather will occur after the completion of the capital needs assessment within six months after the closing of the offering.

Securities and Exchange Commission

December 21, 2018

In addition, we note that Rule 11-02(b) of Regulation S-X provides that pro forma adjustments must be factually supportable. As the amount of any potential special dividend is unquantifiable at this time for the reasons discussed in our response letter dated December 4, 2018, and our response to comment 1 above, the Company does not believe there is factually supportable evidence upon which to base pro forma information. We note from public guidance provided by the SEC that the Staff believes for a pro forma adjustment to be considered factually supportable, there should be reliable, documented evidence. Such evidence may include an executed contract, letter of intent or completed transaction. The Staff’s guidance goes on to state that evidence that is based on management’s plans, intent or projections generally is not factually supportable and too uncertain to meet the factually supportable criterion. Similarly, in this case, we believe the amount of any special dividend that may be declared is too uncertain to meet the factually supportable criterion of Regulation S-X.

For the reasons discussed above, we do not believe pro forma financial statement information should be provided in relation to a possible future special dividend.

General

6.	Please include the information required by Item 403 of Regulation S-K. Please see Item 11 of Form S-1.

Response: We have revised the disclosure on pages 5 and 131 to clarify that Members Mutual holds the one (1) outstanding share of the Company, which will be cancelled upon completion of the offering. As Item 403 is intended to provide investors with information regarding concentrated holdings of voting securities, the Company believes this revised disclosure satisfies the substantive intent of the Item.

* * * * *

Should you have any questions pertaining to this filing, please call the undersigned at (312) 443-1773 or Laura Crotty at (312) 443-0628.

Sincerely,

LOCKE LORD LLP

/s/ J. Brett Pritchard

J. Brett Pritchard

cc:	James E. Hohmann

John Buchanan

Laura Crotty